February 26, 2018

VIA EDGAR

Ms. Megan Miller
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Claymore Exchange-Traded Fund Trust (File Nos. 333-134551 & 811-21906)
Claymore Exchange-Traded Fund Trust 2 (File Nos. 333-135105 & 811-21910)
Guggenheim Funds Trust (File Nos. 002-19458 & 811-01136)
(collectively, the “Registrants”)

Dear Ms. Miller:

On behalf of the Registrants, we wish to respond by this letter to comments of the U.S. Securities and Exchange Commission (“SEC”) staff conveyed via telephone conversation between you and Jeremy Senderowicz and James V. Catano of Dechert LLP and John Sullivan and Jim Howley of the Registrants on January 22, 2018. These comments pertain to your review pursuant to the Sarbanes-Oxley Act of 2002 of the annual reports filed on Form N-CSR for each Registrant, on behalf of its series (each, a “Fund” and, collectively, the “Funds”), relating to each Fund’s most recently completed fiscal year. A summary of the SEC staff’s comments, followed by the responses of the applicable Registrant(s), is set forth below.
Claymore Exchange-Traded Fund Trust and Claymore Exchange-Traded Fund Trust 2

Comment 1:
Please confirm whether each Fund that is classified as a “non-diversified” company under the Investment Company Act of 1940 (“1940 Act”) continues to qualify for this classification. The staff’s position is that if a non-diversified Fund operates as a “diversified” Fund continuously for three years, the Fund should be considered diversified. If a Fund is considered diversified, the Fund must obtain shareholder approval to revert back to operating as a non-diversified Fund.

Response:
The Registrants acknowledge the staff’s comment and are in the process of completing a further review of Fund holdings with respect to this position. The Registrants undertake to revise disclosures and fundamental classifications accordingly based on the outcome of this review.

Comment 2:	The Guggenheim Ultra Short Duration ETF maintained exposure through derivatives as of the end of its most recent fiscal year. The management’s discussion of fund performance (“MDFP”) in the Fund’s annual report did not discuss the impact of derivatives on performance during the fiscal year, despite the fact that such derivatives comprised 44% of the Fund’s realized and unrealized gains during the fiscal year. We note that the MDFP should discuss the impact of derivatives on a fund’s performance during the most recent fiscal year, if such derivatives materially affected the fund’s performance during this period. Please confirm the rationale for not including a discussion of the impact of derivatives on the Fund’s performance in the MDFP.

Response:
The Guggenheim Ultra Short Duration ETF utilizes forward foreign exchange currency contracts to hedge the foreign currency exposure associated with the foreign securities held by the Fund. It is correct that these derivatives comprised 44% of the Fund’s realized and unrealized gains during the fiscal year but, after taking net investment income into account, these positions represented a relatively small amount of the net increase in net assets resulting from operations during the year. Future MDFPs will include a discussion of the impact of derivatives on performance if the impact is deemed material.

Comment 3:
The line graph in the section entitled “Performance Report and Fund Profile” for the Guggenheim BulletShares 2020 High Yield Corporate Bond ETF shows information relating to the Bloomberg Barclays U.S. Aggregate Bond Index. However, the accompanying footnote discloses that the relevant benchmark index is the Bloomberg Barclays U.S. Corporate High Yield Index. Please confirm whether the line graph reflects the correct index and whether any disclosure regarding a change in benchmark is appropriate.

Response:
The Registrant confirms that the Bloomberg Barclays U.S. Corporate High Yield Index is the Fund’s applicable benchmark index. The Registrant will revise this disclosure accordingly in future reports, if applicable.

Comment 4:
The collateral for repurchase agreements is listed separately in the section entitled “Notes to Financial Statements.” Per footnote 2 to Rule 12-12 under Regulation S-X, this collateral should be included in the schedule of investments.

Response:	The Registrant will make this change in future reports.

Comment 5:	Please supplementally explain the rationale for modifying the effective maturity methodology with respect to call options for certain “BulletShares” ETFs effective June 30, 2017.

Response:
This modification was implemented to account for the increasing number of bonds issued with call features that can be exercised shortly before a particular bond’s stated maturity. Previously, the methodology classified a bond’s next call date as its effective maturity date (if the bond’s yield to its next call was less than its yield to maturity). However, this led to increased turnover in the index with respect to bonds with call dates within 13 months of maturity, which represent an increasing portion of the bonds eligible for inclusion in the index. To reduce this artificial turnover and better reflect actual maturity a bondholder could expect, the methodology was modified so that if a bond contains an embedded call option having a call date within 13 months of maturity, the bond’s effective maturity will be its actual year of maturity.

Comment 6:	Please supplementally explain the reason(s) that the Guggenheim Solar ETF does not disclose securities lending as a principal investment strategy in its prospectus.

Response:
We do not believe it is accurate to characterize securities lending as a principal investment strategy of the Fund. Instruction 2 to Item 9(b)(1) of Form N-1A states, in relevant part, that “Whether a particular strategy, including a strategy to invest in a particular type of security, is a principal investment strategy depends on the strategy’s anticipated importance in achieving the Fund’s investment objectives…” (emphasis added). The Fund’s investment objective is to seek investment results that correspond generally to the performance, before the Fund’s fees and expenses, of its underlying Index. Securities lending’s role in seeking to meet that objective is incremental at best, regardless of the percentage of the Fund’s assets that are lent pursuant to the Fund’s securities lending policy.

Comment 7:
Please supplementally explain the reason(s) that the Guggenheim Canadian Energy Income ETF does not disclose securities lending as a principal investment strategy and repurchase agreement risk as a principal risk in its prospectus.

Response:
Please see Response 6 above. For the same reason, repurchase agreements held by the Fund as securities lending collateral constitute neither a principal investment strategy nor a principal investment risk.

Guggenheim Funds Trust

Comment 1A:
The Guggenheim Large Cap Value Fund and Guggenheim World Equity Income Fund each invested greater than 25% of their assets in the financial sector as of September 30, 2017. Please consider including applicable risk disclosure in subsequent registration statement filings for each Fund.

Response:	The Registrant has implemented revisions to its prospectus disclosure in connection with its annual update for its fiscal year ended September 30, 2017.

Comment 1B:
The Guggenheim Capital Stewardship Fund invested greater than 25% of its assets in the consumer non-cyclical sector as of September 30, 2017. Please consider including applicable risk disclosure in subsequent registration statement filings for the Fund.

Response:	The Registrant has implemented revisions to its prospectus disclosure in connection with its annual update for its fiscal year ended September 30, 2017.

Comment 2:
The Guggenheim Market Neutral Real Estate Fund and Guggenheim Risk Managed Real Estate Fund have each had portfolio turnover rates of greater than 100% during the last three years. Please consider including applicable disclosure in subsequent registration statement filings for the Funds.

Response:	The Registrant has implemented revisions to its prospectus disclosure in connection with its annual update for its fiscal year ended September 30, 2017.

Comment 3:
The MDFP for the Guggenheim Limited Duration Fund stated that derivatives detracted slightly from the Fund’s performance during its most recent fiscal year. However, the schedule of investments shows that derivatives represented 114% of realized and unrealized gains. Please supplementally explain how derivatives only slightly detracted from the Fund’s performance during this period.

Response:
The Guggenheim Limited Duration Fund utilized forward foreign exchange currency contracts to hedge the foreign currency exposure associated with the foreign securities held by the Fund. The Fund also held option contracts for investment purposes. It is correct that these derivatives comprised approximately 114% of the Fund’s realized and unrealized gains during the fiscal year but, after taking net investment income into account, these positions represented a relatively small amount of the net increase in net assets resulting from operations during the year. Future MDFPs will include a discussion of the impact of derivatives on performance if the impact is deemed material.

Comment 4:
The Guggenheim Floating Rate Strategies Fund maintained exposure through derivatives as of the end of its most recent fiscal year. The MDFP in its annual report did not discuss the impact of derivatives on performance during this period. Please confirm whether the impact was material and the rationale for not including a discussion of the impact of derivatives on performance in the MDFP.

Response:
The Guggenheim Floating Rate Strategies Fund utilized forward foreign exchange currency contracts to hedge the foreign currency exposure associated with the foreign securities held by the Fund. After taking net investment income into account, these positions represented a relatively small amount of the net increase in net assets resulting from operations during the year. Future MDFPs will include a discussion of the impact of derivatives on performance if the impact is deemed material.

Comment 5:
The Guggenheim Floating Rate Strategies Fund includes securities lending as a principal investment strategy in its prospectus. However, it appears that the Fund has not engaged in securities lending over the past several years. Please confirm if this disclosure is appropriate.

Response:	The Registrant believes that this disclosure appropriately reflects the potential principal investment activities of the Fund.

Comment 6A:
Please confirm whether each Fund that is classified as a “non-diversified” company under the 1940 Act continues to qualify for this classification. The staff’s position is that if a non-diversified Fund operates as a “diversified” Fund continuously for three years, the Fund should be considered diversified. If a Fund is considered diversified, the Fund must obtain shareholder approval to revert back to operating as a non-diversified Fund.

Response:
The Registrant acknowledges the staff’s comment and is in the process of completing a further review of Fund holdings with respect to this position. The Registrant undertakes to revise disclosures and fundamental classifications accordingly based on the outcome of this review. The Registrant notes that the Guggenheim Market Neutral Real Estate Fund, as of September 30, 2017, had not yet operated for three years.

Comment 6B:	Please confirm whether the Guggenheim Municipal Income Fund is classified as a “non-diversified” company under the 1940 Act.

Response:	The Registrant confirms that this Fund is classified as a diversified company under the 1940 Act. The registration statement and annual report for this Fund disclose this status consistently.

Comment 7:	Please confirm that acquired fund fees and expenses for the Guggenheim Small Cap Value Fund will be disclosed in accordance with Item 3 of Form N-1A.

Response:	The Fund’s acquired fund fees and expenses did not exceed 0.01% (one basis point) of the average net assets of the Fund for the fiscal year.

Comment 8:
With respect to the Guggenheim Diversified Income Fund and Guggenheim Municipal Income Fund, please confirm that any categories of “other expenses,” exceeding 5% of total expenses, are identified as a separate line item as per Rule 6-07(2)(b) of Regulation S-X.

Response:	The Registrant confirms that no categories of “other expenses” exceeded 5% of total expenses.

Comment 9:
Please describe the accounting policy for the Guggenheim Limited Duration Fund and Guggenheim Total Return Bond Fund as it applies to recognizing income from residual collateralized loan obligations, including any estimates made for expected maturity. Please also include this policy in the notes to financial statements.

Response:
Income from residual collateralized loan obligations is recognized using the effective interest method. Management estimates the future expected cash flows and determines the effective yield and projected maturity date based on the estimated cash flows. The estimated cash flows are updated periodically and a revised yield is calculated prospectively. Cash flows received in excess of the yield are reflected as a return of capital. The Registrant will include disclosure relating to this policy in future reports, if applicable.

Comment 10:
With regard to the offsetting disclosure of certain Funds, please include the term of any collateral received or pledged pursuant to an enforceable master netting arrangement in the notes to financial statements as per ASC 210-20-55-14. Please include collateral sold, rehypothecated or repledged.

Response:	In future reports, we will include the aforementioned information relating to the collateral.

Comment 11:
Please confirm that previously waived fees and/or reimbursed expenses for each Fund (as applicable) have only been recouped if the current expense ratio was less than the expense limitation in place when the prior fees and/or expenses were waived and/or reimbursed. Please confirm that the recoupment period is limited to 36 months from the time that the particular fee and/or expense was waived and/or reimbursed. Please include updated disclosure, as applicable, in the Funds’ registration statement or notes to financial statements.

Response:
The Registrant confirms that the Funds have not increased their expense limitations, only decreased them over this period. As such, the recoupment would only occur if the current expense ratio for a class of shares of a Fund were less than the expense limitation in place when the fees and/or expenses were waived and/or reimbursed for such class of the Fund or the expense limitation applicable at the time of the recoupment.

The Registrant confirms that the recoupment period is limited to 36 months commencing with the date the first respective fee was waived or expense is reimbursed. Additional disclosure describing the fact that the recoupment period is limited to 36 months from the time that the particular fee and/or expense was waived and/or reimbursed will be included in future shareholder reports and registration statements to the extent necessary.

Comment 12:
The collateral for repurchase agreements is listed separately in the section entitled “Notes to Financial Statements.” Per footnote 2 to Rule 12-12 under Regulation S-X, this collateral must be included in the schedule of investments.

Response:	The Registrant will make this change in future reports.

Comment 13:
Please supplementally explain the reason(s) that the Guggenheim Capital Stewardship Fund does not include additional related party disclosures for the sub-adviser. Please include disclosure with respect to the dollar amount of transactions, descriptions of the nature of the relationship and the dollar amount or rate paid to the sub-adviser.

Response:
With regards to the Guggenheim Capital Stewardship Fund, Guggenheim Partners Investment Management, LLC (“GPIM”) serves as the investment advisor and Concinnity Advisors, LP (“Concinnity”) serves as the sub-advisor. Concinnity is not an affiliate of GPIM and the Fund does not make payments to Concinnity. The Fund pays GPIM a management fee equal to 0.90% of the Fund’s average daily net assets. Concinnity receives a payment from GPIM equal to 0.45% of the average daily net assets of the Fund. In future reports, we will include additional disclosure regarding Concinnity and the fees associated as their role as sub-advisor.

Comment 14:
The Guggenheim Limited Duration Fund and Guggenheim Floating Rate Strategies Fund, as per footnote 1 of Rule 12-13 under Regulation S-X, should show the amount of currency to be purchased and the amount of currency to be sold in foreign currency contracts in separate tables.

Response:	The Registrant will make this change in future reports.

Comment 15:
Please update the disclosure for custom basket swaps as per the requirements of footnote 3 of Rule 12-13 under Regulation S-X. As per the Regulated Investment Company Modernization Act of 2010, a percentage value is required when compared to the net assets of the custom basket(s).

Response:	The Registrant will make this change in future reports.

Comment 16:	With respect to certain of the Funds, please include the disclosures required by footnotes 2, 3, and 5 of Rule 12-14 under Regulation S-X, as applicable, in future reports.

Response:	The Registrant will make these changes in future reports.

Comment 17:
Please supplementally explain why the cash pledged or received by a counterparty does not match the Guggenheim Macro Opportunities Fund’s balance sheet. Please reference Investment Company Reporting Modernization Frequently Asked Questions No. 6.

Response:
The Registrant notes that the schedule in the notes to financial statements included an incorrect amount of cash received and pledged at the broker. The statement of assets and liabilities for the Fund correctly depicts the cash balance pledged and received by counterparties. The Registrant will update this disclosure as needed within the notes to financial statements in future shareholder reports.

Comment 18:
Per footnote 4 to Rule 12-12 of Regulation S-X, the reference rate and spread was included in each Fund’s schedule of investments section. However, this value was stated in “bps.” Please consider revising to list the value as a percentage or define “bps.”

Response:	The Registrant will disclose the value as a percentage in future reports.

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Please call Julien Bourgeois at Dechert LLP at 202.261.3451, James V. Catano at Dechert LLP at 202.261.3376 or Jeremy Senderowicz at Dechert LLP at 212.641.5669 with any questions or comments regarding this letter, or if they may assist you in any way.

Sincerely,
/s/ Amy J. Lee
Amy Lee
President, Chief Executive Officer and Chief Legal Officer
Claymore Exchange-Traded Fund Trust
Claymore Exchange-Traded Fund Trust 2
Guggenheim Funds Trust